Exhibit 99.1

Alibaba Group Announces December Quarter 2017 Results

Hangzhou, China, February 1, 2018 — Alibaba Group Holding Limited (NYSE: BABA) today announced its financial results for the quarter ended December 31, 2017.

“Alibaba had another great quarter driven by the continued strength of the Chinese consumer and the wide and innovative range of services we provide for merchants and consumers,” said Daniel Zhang, Chief Executive Officer of Alibaba Group. “We are excited by the continued momentum in New Retail, which came to life during another record-breaking 11.11 Global Shopping Festival. We expanded the scale and footprint of our New Retail initiatives with the vision of delivering true convergence of the online and offline consumer experience through mobile and enterprise technology.”

“We had an excellent quarter, with revenue growth of 56% year-over-year. Given our strong performance and clear visibility as we approach the end of the fiscal year, we are taking up our 2018 fiscal year revenue guidance to 55% to 56%, which is an increase over the top end of the range of 53% that we communicated last quarter,” said Maggie Wu, Chief Financial Officer of Alibaba Group. “Our core business generated significant free cash flow of US$7.1 billion during the quarter, enabling us to invest in New Retail, cloud computing, digital entertainment and globalization.”

BUSINESS HIGHLIGHTS

In the quarter ended December 31, 2017:

•                  Revenue was RMB83,028 million (US$12,761 million), an increase of 56% year-over-year.

•                  Revenue from core commerce increased 57% year-over-year to RMB73,244 million (US$11,257 million).

•                  Revenue from cloud computing increased 104% year-over-year to RMB3,599 million (US$553 million).

•                  Revenue from digital media and entertainment increased 33% year-over-year to RMB5,413 million (US$832 million).

•                  Revenue from innovation initiatives and others decreased 9% year-over-year to RMB772 million (US$119 million).

•                  Annual active consumers on our China retail marketplaces reached 515 million, an increase of 27 million from the 12-month period ended September 30, 2017.

•                  Mobile MAUs on our China retail marketplaces reached 580 million in December 2017, an increase of 31 million over September 2017.

•                  Net income was RMB23,332 million (US$3,586 million), income from operations was RMB25,996 million (US$3,996 million) and adjusted EBITDA was RMB36,183 million (US$5,561 million). Operating margin was 31%, adjusted EBITDA margin was 44% and adjusted EBITA margin for core commerce was 53%.

•                  Diluted EPS was RMB9.20 (US$1.41) and non-GAAP diluted EPS was RMB10.61 (US$1.63).

•                  Net cash provided by operating activities was RMB55,173 million (US$8,480 million) and non-GAAP free cash flow was RMB46,144 million (US$7,092 million).

BUSINESS AND STRATEGIC UPDATES

Core Commerce

Taobao — artificial intelligence drives user engagement. Taobao App’s intelligent personal recommendations and innovative content formats continue to drive strong growth in user engagement, conversion and annual active consumers.  We continue to invest in machine learning technologies which we apply to use cases that match consumer intent and product selection to deliver the best consumer experience.

Engagement on the Taobao App drove the increase in the number of mobile MAUs on our China retail marketplaces to a total of 580 million in December 2017, an increase of 31 million mobile users from the prior quarter.  The robust growth of mobile users has resulted in the increase of annual active consumers to 515 million for the 12 months ended December 31, 2017. The net increase of 27 million in annual active consumers from the 12 month period ended September 30, 2017 represents the largest net add in the past 12 quarters.

Tmall — B2C market share gains.  Tmall recorded 43% year-over-year growth in physical goods GMV during the quarter, reflecting robust growth across all major categories including apparel and accessories, consumer electronics (mobile phones) and FMCG.  Tmall continues to be the platform of choice for the world’s top brands, with Givenchy, Giorgio Armani Beauty and Volvo establishing Tmall flagship stores and Longines, Hennessy, Dom Perignon and Baccarat joining our Luxury Pavilion in this quarter.

Our 2017 annual November 11 Global Shopping Festival exceeded last year’s records, with GMV settled through Alipay on our marketplaces up 39% year-over-year to RMB168.2 billion (US$25.9 billion). The continuous success of this record-breaking event is enabled by our resilient and scalable technology, as well as payments and logistics infrastructure that is capable of operating at massive scale. For example, we processed a peak of 325,000 purchase orders per second on the Alibaba Cloud computing stack, compared to 175,000 during last year’s festival. Alipay processed 1.5 billion payment transactions in total, an increase of 41% year-over-year from 2016.

New Retail — rapid expansion through partnerships and innovative technologies. During the quarter, Hema expanded its fresh grocery footprint by adding five new stores in Shanghai, Beijing, Ningbo and Suzhou, bringing the total number of Hema stores to 25 as of December 31, 2017. Hema exemplifies the convergence of online and offline retail by leveraging our in-store proprietary technology, digitized supply chain system, consumer insights and mobile ecosystem to provide a seamless experience for consumers.

In November 2017, we formed a strategic alliance with Sun Art Group Limited, the number one hypermarket and supermarket chain by revenue in China with over 440 stores nationwide.  Through this partnership, we aim to equip traditional retailers with our proprietary technology and know-how in online offline convergence to implement their digital transformation.  In addition, the partnership with Sun Art will also enable us to accelerate the expansion of our New Retail offerings with national scale. In connection with this alliance, Alibaba and an affiliate invested an aggregate of HK$22.4 billion (US$2.9 billion) for an effective 36% equity stake in Sun Art.

International — investing for long-term growth. Our cross-border and international retail businesses continue to show strong growth. Revenue from our international commerce retail business reached RMB4,733 million (US$727 million) in the quarter ended December 31, 2017, representing 93% year-on-year growth, driven by the strong growth of our Southeast Asian platform Lazada and our global retail marketplace AliExpress. While the markets for Southeast Asia and cross-border commerce remain very competitive, they are in the early innings of the game.  We are optimistic about the long-term secular growth prospects of our international markets and will therefore continue to make significant investments for market share growth and focusing on the best customer experience.

Cainiao Network — Cainiao Network continues to bring greater efficiency for our merchants and logistics partners and improve the consumer experience. During the 2017 November 11 Global Shopping Festival, Cainiao Network processed 812 million logistics orders.  Cainiao Network operates an electronic shipping label system that standardizes shipping data into structured formats, which enables efficient pick-and-pack operations for merchants and sorting and routing operations for delivery partners. The advantages of this system have resulted in broad adoption by merchants and logistics service providers, both on and off our platforms, putting us in position to serve the growing consumption economy in China and roll out our New Retail strategy.

Cloud Computing

Cloud computing revenue grew 104% year-over-year to RMB3,599 million (US$553 million), driven by both robust growth in paying customers and revenue mix toward higher value-add product. Alibaba Cloud remains the leader in China’s market for infrastructure-as-a-service (IaaS), as measured by revenue and, according to the IDC Semi-annual Public Cloud Services Tracker (Nov 2017), Alibaba Cloud was the largest platform-as-a-service (PaaS) player in China based on data in the first half of 2017.

In the December 2017 quarter, Alibaba Cloud launched 396 new products and features and continued to introduce proprietary AI technologies to tackle real-world challenges, such as traffic planning and optimizing efficiency in manufacturing and airport operations.  Alibaba Cloud continues to expand its customer base across a variety of industries. Selected large enterprise customers and major partnerships include:

•                  Watsons China, the leading health and beauty retailer in China, is using our cloud products and services to support their digital online business.  The company is exploring to use our data technology and other New Retail related services to enhance customer experience and shopping journey.

•                  Geely, a leading automobile manufacturer in China, has adopted our middleware, security and database products to create a digital marketing platform that allows the company to optimize product design and manufacturing by engaging with customers in real-time.

•                  Beijing Capital International Airport, one of the largest aviation hubs in China, is launching a pilot program on our ET Aviation Brain cloud platform to improve the overall efficiency of its operation.

Digital Media and Entertainment

During the quarter, Youku video’s daily average subscribers more than doubled year-on-year, driven by several original drama series and shows that became popular hits with users, such as “The Advisors Alliance 2,” “Day and Night,” “Gong Shou Dao” and “Oh My General.” The value of original content is reflected through growing subscriber base as well as increasing mindshare among users.  Youku will continue to invest and execute on a strategy of shifting its content mix toward original content.  During the quarter, Netflix signed an agreement to distribute “Day and Night,” a 32-episode detective thriller developed by Youku, to Netflix audiences around the world. This is the first time that China-developed original content is widely distributed digitally to a global audience, and the distribution agreement with Netflix demonstrates the creative capability of our digital video business.

Innovation Initiatives and Technology Development

During the quarter, our AI-powered voice assistant, Tmall Genie, surpassed one million units sold since its official launch in July 2017. Tmall Genie is supported by a growing collection of content and services and is an effective vehicle for offering a comprehensive set of every-day living applications within the Alibaba ecosystem.

In January, Alibaba’s Institute of Data Science Technologies (iDST), our artificial intelligence research arm, developed a deep-learning neural network for natural language processing that scored higher than humans on a Stanford reading-comprehension test, the first time a machine has outperformed humans on such a test. This development underscores Alibaba’s commitment to technology research which we believe builds the foundation for our growth in the long run.

Ant Financial

We have agreed to a 33% equity stake in Ant Financial that will strengthen our strategic relationship pursuant to the series of agreements reached with Ant Financial in 2014.

We believe deepening our relationship through an equity stake in Ant Financial would bring key strategic benefits to us, including advancing our New Retail strategy with mobile payments, increasing user acquisition and retention through collaboration with the Alipay digital wallet (“Alipay Wallet”), and enhancing the execution of our international expansion. In addition, the equity stake in Ant Financial enables Alibaba and our shareholders to participate in the future growth of the financial technology sector.

During the December 2017 quarter, Ant Financial continued to deliver rapid revenue growth from its key businesses including digital payment, wealth management and consumer finance. During the quarter, Ant Financial successfully executed an aggressive user growth plan that resulted in substantial new user additions and increased user engagement. As a result of the user growth initiatives, in December 2017, Alipay Wallet’s daily active users more than doubled on a year-over-year basis. We expect that Ant Financial will continue to invest to expand its market leadership in digital payment, develop new technologies for inclusive financial services, and accelerate its globalization strategy.

Social Impact

In December 2017, we announced plans to launch a RMB10 billion (US$1.5 billion) Alibaba Poverty Relief Program, as part of the company’s ongoing effort to promote positive social change and combat poverty in China. The program will focus on the fields of education, rural commerce advancement, empowering women and environmental protection.  The program will be funded by the Alibaba Foundation, a charitable foundation we established to allocate 0.3% of our annual revenues to support social responsibility initiatives, as well as the partners in the Alibaba Partnership and employees of Alibaba and our affiliates.

Cash Flow from Operating Activities and Free Cash Flow

Net cash provided by operating activities in the quarter ended December 31, 2017 was RMB55,173 million (US$8,480 million), an increase of 47% compared to RMB37,416 million in the same quarter of 2016. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended December 31, 2017 was RMB46,144 million (US$7,092 million), an increase of 35% compared to RMB34,122 million in the same quarter of 2016. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

KEY OPERATIONAL METRICS*

	December 31,	September 30,	December 31,	% Change
	2016	2017	2017	YoY	QoQ
China Commerce Retail:
Annual active consumers(1) (in millions)	443	488	515	16%	6%
Mobile monthly active users (MAUs)(2) (in millions)	493	549	580	18%	6%

*                 For definitions of terms used but not defined in this results announcement, please refer to our annual report on Form 20-F for the fiscal year ended March 31, 2017.

(1)         For the twelve months ended on the respective dates.

(2)         For the month ended on the respective dates.

SUMMARY FINANCIAL RESULTS

	Three months ended December 31,
	2016	2017
	RMB	RMB	US$(1)	YoY % Change
	(in millions, except percentages and per share amounts)
Revenue	53,248	83,028	12,761	56%

Income from operations	20,664	25,996	3,996	26%
Operating margin	39%	31%
Adjusted EBITDA(2)	27,021	36,183	5,561	34%
Adjusted EBITDA margin(2)	51%	44%
Adjusted EBITA(2)	25,669	33,662	5,174	31%
Adjusted EBITA margin(2)	48%	41%

Net income	17,157	23,332	3,586	36%
Non-GAAP net income(2)	22,491	27,007	4,151	20%

Diluted earnings per share/ADS (EPS)	6.94	9.20	1.41	33%
Non-GAAP diluted EPS(2)	9.02	10.61	1.63	18%

	Nine months ended December 31,
	2016	2017
	RMB	RMB	US$(1)	YoY % Change
	(in millions, except percentages and per share amounts)
Revenue	119,694	188,334	28,946	57%

Income from operations	38,523	60,093	9,236	56%
Operating margin	32%	32%
Adjusted EBITDA(2)	57,859	86,338	13,270	49%
Adjusted EBITDA margin(2)	48%	46%
Adjusted EBITA(2)	54,021	80,198	12,326	48%
Adjusted EBITA margin(2)	45%	43%

Net income	31,374	54,771	8,418	75%
Non-GAAP net income(2)	47,431	69,115	10,623	46%

Diluted earnings per share/ADS (EPS)	12.85	21.64	3.33	68%
Non-GAAP diluted EPS(2)	19.10	27.14	4.17	42%

(1)         This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.5063 to US$1.00, the exchange rate on December 29, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this announcement are calculated based on the RMB amounts.

(2)         See the sections entitled “Information about Segments,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

INFORMATION ABOUT SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended December 31, 2017
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	73,244	3,599	5,413	772	—	83,028	12,761

Income (loss) from operations	35,439	(793)	(3,828)	(1,814)	(3,008)	25,996	3,996
Add: Share-based compensation expense	2,226	608	510	808	963	5,115	786
Add: Amortization of intangible assets	865	4	1,105	—	83	2,057	316
Add: Impairment of goodwill	—	—	—	—	494	494	76

Adjusted EBITA	38,530	(181)	(2,213)	(1,006)	(1,468)	33,662	5,174
Adjusted EBITA margin	53%	(5)%	(41)%	(130)%		41%

	Three months ended December 31, 2016
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	46,576	1,764	4,063	845	—	53,248

Income (loss) from operations	27,439	(339)	(3,196)	(1,450)	(1,790)	20,664
Add: Share-based compensation expense	1,590	246	344	502	1,062	3,744
Add: Amortization of intangible assets	601	1	421	163	75	1,261

Adjusted EBITA	29,630	(92)	(2,431)	(785)	(653)	25,669
Adjusted EBITA margin	64%	(5)%	(60)%	(93)%		48%

(1)         Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

DECEMBER QUARTER OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the quarter ended December 31, 2017 was RMB83,028 million (US$12,761 million), an increase of 56% compared to RMB53,248 million in the same quarter of 2016.  The increase was mainly driven by the robust revenue growth of our China commerce retail business, international commerce retail business and Alibaba Cloud, as well as the consolidation of Cainiao Network.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended December 31,
	2016		2017
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
Core commerce:
China commerce retail
- Customer management	27,918	52%	38,800	5,964	47%	39%
- Commission	12,071	23%	16,221	2,493	19%	34%
- Others	813	2%	5,084	781	6%	525%
	40,802	77%	60,105	9,238	72%	47%
China commerce wholesale	1,514	3%	1,926	296	2%	27%
International commerce retail	2,452	4%	4,733	727	6%	93%
International commerce wholesale	1,554	3%	1,666	256	2%	7%
Cainiao logistics services	—	—	3,907	600	5%	N/A
Others	254	0%	907	140	1%	257%
Total core commerce	46,576	87%	73,244	11,257	88%	57%

Cloud computing	1,764	3%	3,599	553	4%	104%
Digital media and entertainment	4,063	8%	5,413	832	7%	33%
Innovation initiatives and others	845	2%	772	119	1%	(9)%
Total	53,248	100%	83,028	12,761	100%	56%

Core commerce

•                  China commerce retail business

Revenue — Revenue from our China commerce retail business in the quarter ended December 31, 2017 was RMB60,105 million (US$9,238 million), or 72% of total revenue, an increase of 47% compared to RMB40,802 million in the same quarter of 2016. Robust revenue growth includes the growth of our New Retail initiatives (included in “China commerce retail — Others” above) in the China commerce retail business, including Intime Department Stores, import, and fresh food grocery Hema. In addition, revenues from our China retail marketplaces (mainly comprised of Taobao and Tmall) continued to see strong growth. Customer management revenue grew by 39% year-over-year, driven largely by increases in the average unit price per click and to a lesser extent the volume of clicks, reflecting our ability to deliver highly relevant recommendations to consumers through personalization technology and the higher value that merchants put on such technology to reach the relevant users and increase conversion. This growth resulted in higher average spending on our customer management services by an increasing number of merchants. Commission revenue, representing 27% of China commerce retail revenue in the quarter ended December 31, 2017, grew by 34% year-over-year, primarily due to strong 43% year-over-year growth in physical goods GMV on Tmall. The commission revenue growth rate was lower than the physical goods GMV growth rate, because of discounts and rebates we provided to merchants during promotions.  Other revenue was RMB5,084 million (US$781 million), a significant increase compared to RMB813 million in the same quarter of 2016, primarily driven by our New Retail businesses, including consolidation of Intime and contribution from Tmall Import and Hema.

Our annual China commerce retail revenue per annual active consumer increased from RMB241 for the quarter ended December 31, 2016 to RMB315 (US$48) for the quarter ended December 31, 2017, and mobile revenue per mobile MAU grew from RMB166 for the quarter ended December 31, 2016 to RMB229 (US$35) for the quarter ended December 31, 2017.

(1)         China commerce retail revenue per active consumer for each of the above periods is calculated by dividing the China commerce retail revenue for the previous 12-month period by the annual active consumers for the same 12-month period.

(2)         Mobile revenue per mobile MAU from China commerce retail, annualized is calculated by dividing mobile revenue from China commerce retail for the previous 12-month period by the mobile MAUs for the last month of the same period.

Annual active consumers — Our China retail marketplaces had 515 million annual active consumers in the 12 months ended December 31, 2017, compared to 488 million in the 12 months ended September 30, 2017, representing a net addition of 27 million from the prior quarter, and a 16% increase from 443 million in the 12 months ended December 31, 2016. Average annual spend per active consumer for the 12 months ended December 31, 2017 also continued to increase from prior quarters. The longer consumers have been with our platform, the more they spend and the more orders they place across more product categories.

Mobile MAUs — Mobile MAUs on our China retail marketplaces grew to 580 million in December 2017, compared to 549 million in September 2017, representing a net addition of 31 million MAUs in the quarter and an 18% increase from 493 million in December 2016.

•                  China commerce wholesale business

Revenue from our China commerce wholesale business in the quarter ended December 31, 2017 was RMB1,926 million (US$296 million), an increase of 27% compared to RMB1,514 million in the same quarter of 2016. The increase was primarily due to an increase in the average revenue from paying members on our 1688.com platform.

•                  International commerce retail business

Revenue from our international commerce retail business in the quarter ended December 31, 2017 was RMB4,733 million (US$727 million), an increase of 93% compared to RMB2,452 million in the same quarter of 2016. The increase was primarily due to the growth in revenue generated from Lazada and AliExpress, driven by robust GMV growth on these two marketplaces.

•                  International commerce wholesale business

Revenue from our international commerce wholesale business in the quarter ended December 31, 2017 was RMB1,666 million (US$256 million), an increase of 7% compared to RMB1,554 million in the same quarter of 2016.

•                  Cainiao logistics services

Revenue from Cainiao logistics services represents revenue from the domestic and cross-border fulfilment services provided by Cainiao Network, after elimination of inter-company transactions.  We started to consolidate Cainiao Network in mid-October 2017.

Cloud computing

Revenue from our cloud computing business in the quarter ended December 31, 2017 was RMB3,599 million (US$553 million), an increase of 104% compared to RMB1,764 million in the same quarter of 2016, primarily driven by an increase in the number of paying customers and also by an increase in their usage of our cloud computing services including more complex offerings, such as database, storage and security services.

Digital media and entertainment

Revenue from our digital media and entertainment business in the quarter ended December 31, 2017 was RMB5,413 million (US$832 million), an increase of 33% compared to RMB4,063 million in the same quarter of 2016. The increase was primarily due to an increase in revenue from mobile value-added services provided by UCWeb, such as news feeds and mobile search, and an increase in subscription revenue from Youku Tudou.

Innovation initiatives and others

Revenue from innovation initiatives and others in the quarter ended December 31, 2017 was RMB772 million (US$119 million), a decrease of 9% compared to RMB845 million in the same quarter of 2016.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended December 31,					% of
	2016		2017			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Costs and expenses:
Cost of revenue	19,126	36%	35,078	5,390	42%	6%
Product development expenses	4,420	8%	6,289	967	7%	(1)%
Sales and marketing expenses	4,490	9%	8,542	1,313	10%	1%
General and administrative expenses	3,287	6%	4,572	703	6%	0%
Amortization of intangible assets	1,261	2%	2,057	316	3%	1%
Impairment of goodwill	—	—	494	76	1%	1%
Total costs and expenses	32,584	61%	57,032	8,765	69%	8%

Share-based compensation expense by function:
Cost of revenue	590	1%	1,328	204	2%	1%
Product development expenses	1,591	3%	1,895	291	2%	(1)%
Sales and marketing expenses	386	1%	469	72	0%	(1)%
General and administrative expenses	1,177	2%	1,423	219	2%	0%
Total share-based compensation expense	3,744	7%	5,115	786	6%	(1)%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	18,536	35%	33,750	5,186	40%	5%
Product development expenses	2,829	5%	4,394	676	5%	0%
Sales and marketing expenses	4,104	8%	8,073	1,241	10%	2%
General and administrative expenses	2,110	4%	3,149	484	4%	0%
Amortization of intangible assets	1,261	2%	2,057	316	3%	1%
Impairment of goodwill	—	—	494	76	1%	1%
Total costs and expenses excluding share-based compensation expense	28,840	54%	51,917	7,979	63%	9%

Cost of revenue — Cost of revenue in the quarter ended December 31, 2017 was RMB35,078 million (US$5,390 million), or 42% of revenue, compared to RMB19,126 million, or 36% of revenue, in the same quarter of 2016. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 35% in the quarter ended December 31, 2016 to 40% in the quarter ended December 31, 2017. The increase was primarily due to our investments in New Retail, globalization and improving user experience.

Product development expenses — Product development expenses in the quarter ended December 31, 2017 were RMB6,289 million (US$967 million), or 7% of revenue, compared to RMB4,420 million, or 8% of revenue, in the same quarter of 2016. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue in the quarter ended December 31, 2017 would have remained stable at 5% as compared to the same quarter in 2016.

Sales and marketing expenses — Sales and marketing expenses in the quarter ended December 31, 2017 were RMB8,542 million (US$1,313 million), or 10% of revenue, compared to RMB4,490 million, or 9% of revenue, in the same quarter of 2016. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 8% in the quarter ended December 31, 2016 to 10% in the quarter ended December 31, 2017, primarily due to an increase in advertising and promotional spending in relation to the 2017 November 11 Global Shopping Festival.

General and administrative expenses — General and administrative expenses in the quarter ended December 31, 2017 were RMB4,572 million (US$703 million), or 6% of revenue, compared to RMB3,287 million, or 6% of revenue, in the same quarter of 2016. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue in the quarter ended December 31, 2017 would have remained stable at 4% as compared to the same quarter in 2016.

Share-based compensation expense — Total share-based compensation expense included in the cost and expense items above in the quarter ended December 31, 2017 was RMB5,115 million (US$786 million), an increase of 37% compared to RMB3,744 million in the same quarter of 2016. Share-based compensation expense as a percentage of revenue decreased to 6% in the quarter ended December 31, 2017 from 7% in the same quarter of 2016. The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended
	December 31, 2016		September 30, 2017		December 31, 2017			% Change
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue	YoY	QoQ
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards granted to:
- Our employees	3,263	6%	3,697	7%	4,371	672	5%	34%	18%
- Ant Financial employees and other consultants(1)	(134)	0%	469	1%	293	45	1%	N/A	(38)%
Ant Financial share-based awards granted to our employees(1)	433	1%	266	0%	232	35	0%	(46)%	(13)%
Others	182	0%	254	0%	219	34	0%	20%	(14)%
Total share-based compensation expense	3,744	7%	4,686	8%	5,115	786	6%	37%	9%

(1)                    Awards subject to mark-to-market accounting treatment.

Share-based compensation expense relating to Alibaba Group share-based awards granted to our employees increased in this quarter compared to the previous quarter. The increase reflected the effect of the expense arising from promotion awards granted in this quarter.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of our shares, our subsidiaries’ share-based awards and the quantity of awards we grant to our employees and consultants in the future. Furthermore, our share-based compensation expense will also be affected by the anticipated increase in fair value of share-based awards of Ant Financial Services. As a result of these factors, we expect that our share-based compensation expense will likely increase, although any such increase will be non-cash and will not result in any economic cost or equity dilution to our shareholders.

Amortization of intangible assets — Amortization of intangible assets in the quarter ended December 31, 2017 was RMB2,057 million (US$316 million), an increase of 63% from RMB1,261 million in the same quarter of 2016. The increase was due to an increase in intangible assets recognized relating to our strategic acquisitions and investments.

Income from operations and operating margin

Income from operations in the quarter ended December 31, 2017 was RMB25,996 million (US$3,996 million), or 31% of revenue, an increase of 26% compared to RMB20,664 million, or 39% of revenue, in the same quarter of 2016.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA increased by 34% to RMB36,183 million (US$5,561 million) in the quarter ended December 31, 2017, compared to RMB27,021 million in the same quarter of 2016. Adjusted EBITDA margin decreased to 44% in the quarter ended December 31, 2017 from 51% in the same quarter of 2016, mainly due to our investments in New Retail, globalization, user base and user experience, partly offset by increased operating leverage.  A reconciliation of net income to adjusted EBITDA is included at the end of this results announcement.

As many of our newly developed and acquired businesses have different cost structures and lower margins, we expect that our margin will continue to be negatively impacted by these new businesses.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “Information about Segments” above for a reconciliation of income from operations to adjusted EBITA.

	Three months ended December 31,
	2016		2017
	RMB	% of Revenue	RMB	US$	% of Revenue
	(in millions, except percentages)
Core commerce	29,630	64%	38,530	5,922	53%
Cloud computing	(92)	(5)%	(181)	(28)	(5)%
Digital media and entertainment	(2,431)	(60)%	(2,213)	(340)	(41)%
Innovation initiatives and others	(785)	(93)%	(1,006)	(155)	(130)%

Core commerce segment — Adjusted EBITA increased by 30% to RMB38,530 million (US$5,922 million) in the quarter ended December 31, 2017, compared to RMB29,630 million in the same quarter of 2016. Adjusted EBITA margin decreased to 53% in the quarter ended December 31, 2017, as compared to 64% in the same quarter of 2016, primarily due to our investments in New Retail businesses, including Intime, Tmall Import and Hema, globalization, user base and user experience, including the consolidation of Cainiao Network.

Cloud computing segment — Adjusted EBITA in the quarter ended December 31, 2017 was a loss of RMB181 million (US$28 million), compared to a loss of RMB92 million in the same quarter of 2016. Adjusted EBITA margin remained stable at negative 5% in the quarter ended December 31, 2017 compared to the same quarter in 2016.

Digital media and entertainment segment — Adjusted EBITA in the quarter ended December 31, 2017 was a loss of RMB2,213 million (US$340 million), compared to a loss of RMB2,431 million in the same quarter of 2016. Adjusted EBITA margin improved to negative 41% in the quarter ended December 31, 2017 from negative 60% in the quarter ended December 31, 2016, primarily due to improved results from UCWeb and other media and entertainment businesses, partly offset by an increase in investment in content costs of Youku Tudou.

Innovation initiatives and others segment — Adjusted EBITA in the quarter ended December 31, 2017 was a loss of RMB1,006 million (US$155 million), compared to a loss of RMB785 million in the same quarter of 2016. Adjusted EBITA margin decreased to negative 130% in the quarter ended December 31, 2017, compared to negative 93% in the quarter ended December 31, 2016, primarily due to investments in new business initiatives.

Interest and investment income, net

Interest and investment income, net in the quarter ended December 31, 2017 was RMB23,643 million (US$3,634 million), a significant increase from RMB837 million in the same quarter of 2016, primarily due to a non-cash gain of RMB22,442 million (US$3,449 million) arising from the revaluation of our previously held equity interest in Cainiao Network when we acquired control over Cainiao Network in mid-October 2017.

Other income (loss), net

Other loss, net in the quarter ended December 31, 2017 was RMB348 million (US$54 million), compared to other income, net of RMB3,015 million in the same quarter of 2016. The loss was primarily due to higher foreign exchange loss due to fluctuation of the Renminbi exchange rate and a decrease in our profit share from Ant Financial represented by royalty and software technology service fees, which amounted to RMB196 million (US$30 million) during the quarter. Our profit share from Ant Financial declined because of Ant Financial’s aggressive user growth plan during the quarter which increased expenses in return for substantial additions in new users for Alipay Wallet.

Income tax expenses

Income tax expenses in the quarter ended December 31, 2017 were RMB6,663 million (US$1,024 million), compared to RMB5,110 million in the same quarter of 2016.

Our effective tax rate was 14% in the quarter ended December 31, 2017, compared to 21% in the same quarter of 2016. Excluding share-based compensation expense, impairment of goodwill and investments and other unrealized investment gain/loss, our effective tax rate would have been 21% in the quarter ended December 31, 2017, compared to 18% in the same quarter of 2016. The increase in effective tax rate was primarily due to higher withholding tax accrued on unremitted earnings arising from our PRC operations.

Share of results of equity investees

Share of results of equity investees in the quarter ended December 31, 2017 was a loss of RMB18,452 million (US$2,836 million), compared to a loss of RMB1,548 million in the same quarter of 2016 and a loss of RMB882 million in the quarter ended September 30, 2017.  We record our share of results of equity investees one quarter in arrears. Share of results of equity investees in the quarter ended December 31, 2017 and the comparative periods consisted of the following:

	Three months ended
	December 31, 2016	September 30, 2017	December 31, 2017
	RMB	RMB	RMB	US$
	(in millions)
Share of (loss) profit of equity investees:
- Koubei	(237)	(369)	(580)	(89)
- Cainiao Network(1)	(234)	(273)	—	—
- Other equity investees	(373)	190	681	105
Impairment losses	(245)	—	(18,153)	(2,790)
Dilution losses	(82)	(14)	(10)	(2)
Others(2)	(377)	(416)	(390)	(60)
Total	(1,548)	(882)	(18,452)	(2,836)

(1)         We started to consolidate Cainiao Network in mid-October 2017 after obtaining control over Cainiao Network.

(2)         Others mainly include amortization of intangible assets of equity investees and share-based compensation expense.

During the quarter we took an impairment loss of RMB18,116 million (US$2,784 million) with respect to Alibaba Pictures, one of our affiliated movie production businesses.  The impairment represented the difference between the market value and our carrying value of this investment as of December 31, 2017. In June 2015, following a financing transaction that diluted our shareholding from a controlling position to minority investment, we were required to write up the carrying value to the substantially increased market value of Alibaba Pictures at the time.  As a result, we booked a non-cash accounting gain of RMB24,734 million, which increased the carrying value of our investment in Alibaba Pictures from RMB4,818 million to RMB29,552 million. Since June 2015, the market value of Alibaba Pictures has declined and remained below our increased carrying value.  The continued low market price combined with Alibaba Pictures’ recent strategic decision to increase investments and expenses for market share growth of its online movie ticketing business caused us to conclude that the decline in market value against our carrying value may be “other-than-temporary,” which led us to take the impairment this quarter.

The market value of our investment in Alibaba Pictures as of December 31, 2017 was RMB10,919 million (US$1,678 million), which remains well above our original cash investment amount of RMB4,955 million that we paid in June 2014.

Net income and Non-GAAP net income

Our net income in the quarter ended December 31, 2017 was RMB23,332 million (US$3,586 million), an increase of 36% compared to RMB17,157 million in the same quarter of 2016. Excluding share-based compensation expense, non-cash revaluation gain and certain other items, non-GAAP net income in the quarter ended December 31, 2017 was RMB27,007 million (US$4,151 million), an increase of 20% compared to RMB22,491 million in the same quarter of 2016. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended December 31, 2017 was RMB24,073 million (US$3,700 million), an increase of 35% compared to RMB17,855 million in the same quarter of 2016.

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in the quarter ended December 31, 2017 was RMB9.20 (US$1.41) on a weighted average of 2,615 million diluted shares outstanding during the quarter, an increase of 33% compared to RMB6.94 on a weighted average of 2,571 million diluted shares outstanding during the same quarter of 2016. Excluding share-based compensation expense, non-cash revaluation gain and certain other items, non- GAAP diluted EPS in the quarter ended December 31, 2017 was RMB10.61 (US$1.63), an increase of 18% compared to RMB9.02 in the same quarter of 2016. A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Cash, cash equivalents and short-term investments

As of December 31, 2017, cash, cash equivalents and short-term investments were RMB220,380 million (US$33,872 million), compared to RMB159,855 million as of September 30, 2017. The increase in cash, cash equivalents and short-term investments during the quarter ended December 31, 2017 was primarily due to proceeds from our issuance of US$7.0 billion unsecured senior notes and free cash flow generated from operations of RMB46,144 million (US$7,092 million), partly offset by cash used in investing activities, including investments in Sun Art Retail Group Limited, and repayment of unsecured senior notes due 2017 of US$1,300 million.

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in the quarter ended December 31, 2017 was RMB55,173 million (US$8,480 million), an increase of 47% compared to RMB37,416 million in the same quarter of 2016. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended December 31, 2017 was RMB46,144 million (US$7,092 million), compared to RMB34,122 million in the same quarter of 2016. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended December 31, 2017, net cash used in investing activities of RMB24,479 million (US$3,762 million) primarily reflected cash outflow of RMB21,308 million (US$3,275 million) for investment and acquisition activities, including our investment in Sun Art Retail Group, as well as capital expenditures and intangible assets of RMB10,422 million (US$1,602 million), which included cash outflow for acquisition of land use rights and construction in progress of RMB1,393 million (US$214 million). The outflow was partially offset by cash inflow of RMB5,325 million (US$818 million) from treasury activities.

Employees

As of December 31, 2017, we had a total of 63,809 employees, compared to 59,572 as of September 30, 2017.  The number of employees as of December 31, 2017 increased by 4,237 from September 30, 2017, primarily due to the consolidation of Cainiao Network.

ADJUSTMENT TO REVENUE GUIDANCE

Given our clear visibility on the full year results for fiscal year 2018, we are adjusting our revenue guidance to 55% to 56% (previously 49% to 53%).

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Hong Kong Time) on February 1, 2018.

Details of the conference call are as follows:

International: +65 6713 5090

U.S.: +1 845 675 0437

U.K.: +44 203 621 4779

Hong Kong: +852 3018 6771

Conference ID: 5799288

A live webcast of the earnings conference call can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; conference ID: 5799288).

Our results announcement and accompanying slides are available at Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on February 1, 2018.

ABOUT ALIBABA GROUP

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a company that lasts at least 102 years.

CONTACTS

Investor Relations Contact

Rob Lin

investor@alibabagroup.com

Media Contact

Robert Christie

bob.christie@alibaba-inc.com

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements.  Among other things, statements that are not historical facts, including statements about Alibaba’s strategies and business plans, Alibaba’s beliefs and expectations regarding the growth of its business and its revenue, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements.  Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its ecosystem, reputation and brand; risks associated with increased investments in Alibaba’s business and new business initiatives; risks associated with strategic acquisitions and investments; Alibaba’s ability to retain or increase engagement of consumers, merchants and other participants in its ecosystem and enable new offerings; Alibaba’s ability to maintain or grow its revenue or business; risks associated with limitation or restriction of services provided by Alipay; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China and globally; risks associated with the performance of our business partners, including but not limited to Ant Financial; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted EPS and free cash flow.  For more information on these non-GAAP financial measures, please refer to the section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted EPS.  We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted EPS provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.  We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.  Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted EPS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, cash flows or any other measure of performance or as an indicator of our operating performance.  These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, other income (loss), net, interest expense, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization, depreciation and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, other income (loss), net, interest expense, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of goodwill and investments, gain on deemed disposals/disposals/revaluation of investments, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial, immediate recognition of unamortized professional fees and upfront fees upon termination of bank borrowings and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment and intangible assets (excluding acquisition of land use rights and construction in progress) and others.

The section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended December 31,			Nine months ended December 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Revenue	53,248	83,028	12,761	119,694	188,334	28,946
Cost of revenue	(19,126)	(35,078)	(5,390)	(43,993)	(74,540)	(11,457)
Product development expenses	(4,420)	(6,289)	(967)	(12,542)	(16,068)	(2,469)
Sales and marketing expenses	(4,490)	(8,542)	(1,313)	(11,982)	(19,658)	(3,021)
General and administrative expenses	(3,287)	(4,572)	(703)	(8,845)	(11,690)	(1,797)
Amortization of intangible assets	(1,261)	(2,057)	(316)	(3,809)	(5,791)	(890)
Impairment of goodwill	—	(494)	(76)	—	(494)	(76)

Income from operations	20,664	25,996	3,996	38,523	60,093	9,236
Interest and investment income, net	837	23,643	3,634	2,006	28,550	4,388
Interest expense	(701)	(844)	(130)	(1,995)	(2,391)	(368)
Other income (loss), net	3,015	(348)	(54)	5,646	3,276	504

Income before income tax and share of results of equity investees	23,815	48,447	7,446	44,180	89,528	13,760
Income tax expenses	(5,110)	(6,663)	(1,024)	(9,223)	(14,035)	(2,157)
Share of results of equity investees	(1,548)	(18,452)	(2,836)	(3,583)	(20,722)	(3,185)

Net income	17,157	23,332	3,586	31,374	54,771	8,418
Net loss attributable to noncontrolling interests	698	741	114	1,654	1,653	254

Net income attributable to ordinary shareholders	17,855	24,073	3,700	33,028	56,424	8,672

Earnings per share attributable to ordinary shareholders
Basic	7.19	9.41	1.45	13.32	22.12	3.40
Diluted	6.94	9.20	1.41	12.85	21.64	3.33

Weighted average number of share used in calculating net income per ordinary share
Basic	2,485	2,557		2,479	2,551
Diluted	2,571	2,615		2,569	2,607

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth our revenue by segments for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce(1)	46,576	73,244	11,257	102,310	162,733	25,012
Cloud computing(2)	1,764	3,599	553	4,500	9,005	1,384
Digital media and entertainment(3)	4,063	5,413	832	10,806	14,292	2,197
Innovation initiatives and others(4)	845	772	119	2,078	2,304	353

Total	53,248	83,028	12,761	119,694	188,334	28,946

(1)         Revenue from core commerce is primarily generated from our China retail marketplaces, 1688.com, AliExpress, Alibaba.com, Lazada.com and Cainiao logistics services.

(2)         Revenue from cloud computing is primarily generated from the provision of services, such as data storage, elastic computing, database and large scale computing services, as well as web hosting and domain name registration.

(3)         Revenue from digital media and entertainment mainly represents advertising and subscription revenue generated from our digital entertainment business provided by Youku Tudou and mobile Internet services revenue from UCWeb businesses.

(4)         Revenue from innovation initiatives and others mainly represents revenue generated by AutoNavi and YunOS, as well as fees from Ant Financial related to the SME loan business.

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS

The following table sets forth our income (loss) from operations by segments for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce	27,439	35,439	5,447	57,680	84,083	12,923
Cloud computing	(339)	(793)	(122)	(1,176)	(2,022)	(311)
Digital media and entertainment	(3,196)	(3,828)	(588)	(7,296)	(10,599)	(1,629)
Innovation initiatives and others	(1,450)	(1,814)	(279)	(4,910)	(4,882)	(750)
Unallocated	(1,790)	(3,008)	(462)	(5,775)	(6,487)	(997)

Total	20,664	25,996	3,996	38,523	60,093	9,236

The following table sets forth our adjusted EBITA by segments for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce	29,630	38,530	5,922	63,853	91,914	14,127
Cloud computing	(92)	(181)	(28)	(307)	(446)	(69)
Digital media and entertainment	(2,431)	(2,213)	(340)	(4,831)	(5,710)	(878)
Innovation initiatives and others	(785)	(1,006)	(155)	(2,443)	(2,136)	(328)
Unallocated	(653)	(1,468)	(225)	(2,251)	(3,424)	(526)

Total	25,669	33,662	5,174	54,021	80,198	12,326

The table below sets forth selected financial information of our operating segments for nine months ended December 31, 2017:

	Nine months ended December 31, 2017
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	162,733	9,005	14,292	2,304	—	188,334	28,946

Income (loss) from operations	84,083	(2,022)	(10,599)	(4,882)	(6,487)	60,093	9,236
Add: Share-based compensation expense	5,773	1,567	1,606	2,554	2,320	13,820	2,124
Add: Amortization of intangible assets	2,058	9	3,283	192	249	5,791	890
Add: Impairment of goodwill	—	—	—	—	494	494	76

Adjusted EBITA	91,914	(446)	(5,710)	(2,136)	(3,424)	80,198	12,326
Adjusted EBITA margin	56%	(5)%	(40)%	(93)%		43%

	Nine months ended December 31, 2016
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	102,310	4,500	10,806	2,078	—	119,694

Income (loss) from operations	57,680	(1,176)	(7,296)	(4,910)	(5,775)	38,523
Add: Share-based compensation expense	4,517	866	1,036	1,974	3,296	11,689
Add: Amortization of intangible assets	1,656	3	1,429	493	228	3,809

Adjusted EBITA	63,853	(307)	(4,831)	(2,443)	(2,251)	54,021
Adjusted EBITA margin	62%	(7)%	(45)%	(118)%		45%

(1)         Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of December 31,
	2017	2017
	RMB	RMB	US$
	(in millions)
Assets
Current assets:
Cash and cash equivalents	143,736	212,196	32,614
Short-term investments	3,011	8,184	1,258
Restricted cash and escrow receivables	2,655	3,381	519
Investment securities	4,054	3,752	577
Prepayments, receivables and other assets(1)	28,408	40,777	6,267
Total current assets	181,864	268,290	41,235

Investment securities	31,452	34,855	5,357
Prepayments, receivables and other assets(1)	8,703	14,750	2,267
Investment in equity investees	120,368	129,505	19,905
Property and equipment, net	20,206	64,973	9,986
Land use rights, net	4,691	9,257	1,423
Intangible assets, net	14,108	27,119	4,168
Goodwill	125,420	162,683	25,004
Total assets	506,812	711,432	109,345

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	5,948	6,447	991
Current portion of unsecured notes	8,949	—	—
Income tax payable	6,125	12,474	1,917
Escrow money payable	2,322	2,844	437
Accrued expenses, accounts payable and other liabilities(1)	46,979	77,358	11,890
Merchant deposits	8,189	15,287	2,350
Deferred revenue and customer advances	15,052	22,028	3,385
Total current liabilities	93,564	136,438	20,970

(1)         Certain reclassifications in prepayments, receivables and other assets, accrued expenses, accounts payable and other liabilities and deferred tax liabilities as of March 31, 2017 were retrospectively adjusted as a result of the adoption of a new accounting standard effective in the first quarter of fiscal 2018.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of December 31,
	2017	2017
	RMB	RMB	US$
	(in millions)
Deferred revenue	641	898	138
Deferred tax liabilities(1)	10,361	19,076	2,932
Non-current bank borrowings	30,959	34,385	5,285
Unsecured senior notes	45,876	88,499	13,602
Other liabilities	1,290	2,186	336
Total liabilities	182,691	281,482	43,263

Commitments and contingencies	—	—	—
Mezzanine equity	2,992	2,979	458
Alibaba Group Holding Limited shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	164,585	179,686	27,617
Treasury shares at cost	(2,823)	(2,233)	(343)
Restructuring reserve	(624)	(426)	(65)
Subscription receivables	(63)	(164)	(25)
Statutory reserves	4,080	4,183	643
Accumulated other comprehensive income	5,085	4,035	620
Retained earnings	108,558	164,879	25,341

Total Alibaba Group Holding Limited shareholders’ equity	278,799	349,961	53,788
Noncontrolling interests	42,330	77,010	11,836

Total equity	321,129	426,971	65,624

Total liabilities, mezzanine equity and equity	506,812	711,432	109,345

(1)         Certain reclassifications in prepayments, receivables and other assets, accrued expenses, accounts payable and other liabilities and deferred tax liabilities as of March 31, 2017 were retrospectively adjusted as a result of the adoption of a new accounting standard effective in the first quarter of fiscal 2018.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,			Nine months ended December 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net cash provided by operating activities	37,416	55,173	8,480	69,580	110,991	17,059
Net cash used in investing activities	(8,146)	(24,479)	(3,762)	(75,329)	(64,074)	(9,848)
Net cash (used in) provided by financing activities	(710)	34,274	5,268	30,432	24,964	3,837
Effect of exchange rate changes on cash and cash equivalents	1,745	(1,518)	(234)	2,488	(3,421)	(526)

Increase in cash and cash equivalents	30,305	63,450	9,752	27,171	68,460	10,522
Cash and cash equivalents at beginning of period	103,684	148,746	22,862	106,818	143,736	22,092

Cash and cash equivalents at end of period	133,989	212,196	32,614	133,989	212,196	32,614

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net income	17,157	23,332	3,586	31,374	54,771	8,418
Less: Interest and investment income, net	(837)	(23,643)	(3,634)	(2,006)	(28,550)	(4,388)
Add: Interest expense	701	844	130	1,995	2,391	368
Less: Other income (loss), net	(3,015)	348	54	(5,646)	(3,276)	(504)
Add: Income tax expenses	5,110	6,663	1,024	9,223	14,035	2,157
Add: Share of results of equity investees	1,548	18,452	2,836	3,583	20,722	3,185
Income from operations	20,664	25,996	3,996	38,523	60,093	9,236
Add: Share-based compensation expense	3,744	5,115	786	11,689	13,820	2,124
Add: Amortization of intangible assets	1,261	2,057	316	3,809	5,791	890
Add: Impairment of goodwill	—	494	76	—	494	76
Adjusted EBITA	25,669	33,662	5,174	54,021	80,198	12,326
Add: Depreciation and amortization of property and equipment and land use rights	1,352	2,521	387	3,838	6,140	944
Adjusted EBITDA	27,021	36,183	5,561	57,859	86,338	13,270

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net income	17,157	23,332	3,586	31,374	54,771	8,418
Add: Share-based compensation expense	3,744	5,115	786	11,689	13,820	2,124
Add: Amortization of intangible assets	1,261	2,057	316	3,809	5,791	890
Add: Impairment of goodwill and investments	1,476	19,033	2,925	2,409	20,374	3,131
Less: Gain on deemed disposals/disposals/revaluation of investments and others	(1,161)	(22,406)	(3,443)	(1,743)	(25,792)	(3,963)
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	67	66	10	199	199	31
Add: Immediate recognition of unamortized professional fees and upfront fees upon termination of bank borrowings	—	—	—	—	92	14
Adjusted for tax effects on non-GAAP adjustments(1)	(53)	(190)	(29)	(306)	(140)	(22)

Non-GAAP net income	22,491	27,007	4,151	47,431	69,115	10,623

(1)         Tax effects on non-GAAP adjustments comprise of tax provisions on the amortization of intangible assets and certain gains on disposal of investments, as well as tax benefits from share-based awards.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Net income attributable to ordinary shareholders — basic	17,855	24,073	3,700	33,028	56,424	8,672
Dilution effect on earnings arising from option plans operated by a subsidiary and an equity investee	(3)	(4)	(1)	(6)	(10)	(2)
Net income attributable to ordinary shareholders — diluted	17,852	24,069	3,699	33,022	56,414	8,670
Add: Non-GAAP adjustments to net income(1)	5,334	3,675	565	16,057	14,344	2,205

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS	23,186	27,744	4,264	49,079	70,758	10,875

Weighted average number of shares on a diluted basis	2,571	2,615		2,569	2,607
Diluted EPS(2)	6.94	9.20	1.41	12.85	21.64	3.33
Add: Non-GAAP adjustments to net income per share(3)	2.08	1.41	0.22	6.25	5.50	0.84

Non-GAAP diluted EPS(4)	9.02	10.61	1.63	19.10	27.14	4.17

(1)        See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(2)        Diluted EPS is derived from net income attributable to ordinary shareholders for computing diluted EPS divided by weighted average number of shares on a diluted basis.

(3)        Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis.

(4)        Non-GAAP diluted EPS is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS divided by weighted average number of shares on a diluted basis.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net cash provided by operating activities	37,416	55,173	8,480	69,580	110,991	17,059
Less: Purchase of property and equipment and intangible assets (excluding land use rights and construction in progress)	(3,246)	(9,029)	(1,388)	(9,388)	(20,193)	(3,104)
Add: Others	(48)	—	—	618	—	—

Free cash flow	34,122	46,144	7,092	60,810	90,798	13,955

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

Annual active consumers

The table below sets forth the number of active consumers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017
	(in millions)
Annual active consumers	423	434	439	443	454	466	488	515

Mobile

The table below sets forth the mobile MAUs on our China retail marketplaces for the periods indicated:

	The month ended
	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017
	(in millions)
Mobile MAUs	410	427	450	493	507	529	549	580

Revenue per active consumer / mobile revenue per mobile MAU

The table below sets forth information with respect to annual China commerce retail revenue per annual active consumer and annualized mobile revenue per mobile MAU from China commerce retail for the periods presented:

	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017
	(in RMB)
Annual China commerce retail revenue per annual active consumer(1)	189	202	215	241	251	273	293	315

Mobile revenue per mobile MAU from China commerce retail — Annualized(2)	123	140	151	166	179	196	213	229

(1)                                China commerce retail revenue per active consumer for each of the above periods is calculated by dividing the China commerce retail revenue for the previous 12-month period by the annual active consumers for the same 12-month period.

(2)                                Mobile revenue per mobile MAU from China commerce retail, annualized is calculated by dividing mobile revenue from China commerce retail for the previous 12-month period by the mobile MAUs for the last month of the same period.